UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 4, 2015

STAPLES, INC.
(Exact name of registrant as specified in charter)

Delaware	0-17586	04-2896127
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Five Hundred Staples Drive, Framingham, MA	01702
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 508-253-5000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒               Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                 Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                 Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                 Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01                                             Entry into a Material Definitive Agreement

Merger Agreement

On February 4, 2015, Staples, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Office Depot, Inc., a Delaware corporation (“Office Depot”), and Staples AMS, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), providing for the acquisition of Office Depot by the Company.  Subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into Office Depot (the “Merger”), with Office Depot surviving the Merger as a wholly owned subsidiary of the Company.

In the Merger, each outstanding share of common stock, par value $0.01 per share, of Office Depot (other than certain shares held by the Company, Office Depot and their respective subsidiaries and the shares with respect to which appraisal rights have been properly demanded in accordance with the General Corporation Law of the State of Delaware) will be converted into the right to receive (i) $7.25 in cash (the “Cash Consideration”) and (ii) 0.2188 shares of common stock, par value $0.0006 per share, of the Company (together with the Cash Consideration, the “Merger Consideration”).

Each option to purchase Office Depot common stock that is outstanding as of the date of the Merger Agreement and remains outstanding as of the effective time of the Merger will fully vest and entitle the holder to receive the Merger Consideration per net option share underlying such stock option.  For this purpose, the number of net option shares shall equal the number of shares underlying such option minus a number of shares with a fair market value equal to the exercise price, based on the Merger Consideration per share of Office Depot common stock.

Each award of restricted Office Depot common stock that is outstanding as of the date of the Merger Agreement and which remains outstanding as of the effective time of the Merger will fully vest and entitle the holder to receive the Merger Consideration per share of Office Depot common stock.

Each award of restricted stock units (including restricted stock units that are subject to performance-based vesting conditions) and each award of performance shares, in each case, in respect of shares of Office Depot common stock that is outstanding as of the date of the Merger Agreement (or is granted to non-employee directors at any time) and remains outstanding as of the effective time of the Merger will vest (based on deemed or actual performance levels, in the case of performance share awards) and, in each case, entitle the holder to receive Merger Consideration per share of Office Depot common stock corresponding to the vested portion of the shares underlying each such award.

Any restricted stock unit or performance stock unit granted on or following the date of the Merger Agreement and that remains outstanding as of the effective time of the Merger (except such grants to non-employee directors) shall be converted into the contingent right (subject to meeting vesting requirements) to receive a fixed cash value based on the Merger Consideration per share of Office Depot common stock as of the effective time of the Merger.

Completion of the Merger is subject to customary closing conditions, including, among others: (i) requisite approval of the holders of Office Depot common stock, (ii) expiration or earlier termination of any applicable waiting period and receipt of regulatory consents, approvals and clearances, in each case, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Overseas Investment Act of 2005, as amended, and under the rules of antitrust and competition law authorities in the European Union, China, and Canada, and, subject to further analysis by the parties, Australia and New Zealand (iii) the absence of any judgment, injunction, order, decree or law prohibiting, enjoining or making illegal the completion of the Merger, (iv) effectiveness of the Form S-4 registration statement relating to the Company common stock to be issued in the Merger and listing of the Company common stock to be issued in the Merger on Nasdaq.  In addition, the Company’s and Office Depot’s obligation to complete the Merger is subject to certain other conditions, including (x) subject to the standards set forth in the Merger Agreement, the accuracy of the representations and warranties of the other party, (y) compliance of the other party with its covenants in all material respects, and (z) no events having occurred that would have a material adverse effect on the other party.

The Merger Agreement also provides, among other things, that at the effective time of the Merger, the Company’s board of directors will be expanded to 13 members to be comprised of the directors of the Company as of immediately prior to the effective time of the Merger and two Office Depot directors selected by the Company no earlier than five business days prior to the closing.

The Merger Agreement contains various representations, warranties and covenants of each party, including, among others, covenants providing for each of the parties and their subsidiaries to conduct their respective businesses in all material respects in the ordinary course during the period between the execution of the Merger Agreement and the effective time of the Merger. Office Depot has also agreed not to (i) solicit proposals relating to certain alternative transactions or (ii) enter into discussions or negotiations or provide non-public information in connection with any proposal for an alternative transaction, subject to certain exceptions to permit Office Depot’s board of directors to comply with its fiduciary duties.

Each party has agreed to use reasonable best efforts to cause the Merger to be consummated and to obtain antitrust approvals. To the extent required to obtain such approvals, the Company has agreed to offer, negotiate and agree to divestitures and similar restraints with respect to the business, services or assets of Office Depot, except the Company shall not be required to agree to a divestiture or restraint with respect to Office Depot’s businesses, services or assets other than a divestiture or restraint that (i) with respect to the Office Depot’s U.S. businesses, services or assets, generated or were reasonably necessary to service in the aggregate not more than $1.25 billion of Office Depot’s revenue in calendar 2014 and (ii) with respect to Office Depot’s non-U.S. businesses, services or assets, would not reasonably be expected to have a material adverse effect on such businesses, services or assets, taken as a whole.

The Merger Agreement contains certain termination rights for both the Company and Office Depot, including if the Merger is not completed on or before November 4, 2015 (the “End Date”) (which date will be automatically extended to February 4, 2016 if certain closing conditions related to antitrust approvals have not been satisfied) and if the approval of Office Depot’s stockholders is not obtained.

The Merger Agreement also provides that, upon termination of the Merger Agreement under certain circumstances, including termination of the Merger Agreement by the Company as a result of an adverse change of recommendation of Office Depot’s board of directors or a termination by Office Depot to accept a superior proposal, the Office Depot may be required to pay the Company a termination fee of $185 million.  In addition, the Company would be required to pay Office Depot a termination fee of $250 million if the Merger Agreement is terminated (i) by either party as a result of any antitrust-related final, nonappealable order or injunction prohibiting the closing or law making the Merger illegal; (ii) by Office Depot as a result of a material breach of the Company’s antitrust-related covenants such that the antitrust-related closing condition or the condition that there be no final, non-appealable legal restraint is incapable of being satisfied; or (iii) by either party as a result of the failure of the closing to occur on or before the End Date, as it may be extended, due to the antitrust-related closing condition not being satisfied or the condition that there be no final, non-appealable legal restraint not being satisfied as a result of any antitrust law.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is being filed as Exhibit 2.1 hereto and is incorporated herein by reference.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, Office Depot, Merger Sub or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by the Company and Merger Sub, on the one hand, and by Office Depot, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules delivered by each party in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the Company and Merger Sub, on the one hand, and Office Depot, on the other hand. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about the Company at the time they were made or otherwise. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Merger Agreement, the Merger, the Company, Office Depot, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of Office Depot and a prospectus of the Company, as well as in the Forms 10-K, Forms 10-Q and other filings that each of the Company and Office Depot make with the Securities and Exchange Commission (“SEC”).

Commitment Letter

In connection with the Merger Agreement, the Company entered into a debt commitment letter (the “Commitment Letter”), dated as of February 4, 2015, with Bank of America, N.A. (“Bank of America”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”) and Barclays Bank PLC (“Barclays” and together with Bank of America and MLPFS, collectively, the “Commitment Parties”), pursuant to which, among other things, the Commitment Parties have committed to provide the Company with a senior secured term loan facility in an aggregate principal amount of $ 2,750,000,000 (the “Term Facility”) and an asset based revolving credit facility in an aggregate principal amount of up to $3,000,000,000 (the “ABL Facility”) to finance, in part, the acquisition of Office Depot (collectively, the “Financing”).  The ABL Facility will be secured by a first-priority security interest in the Company’s receivables, inventory and certain other general intangibles and investment property (the “ABL Collateral”) and a second-priority interest in substantially all the remaining assets of the Company, including certain real property (the “Term Collateral”).  The Term Facility will be secured by a first-priority security interest in the Term Collateral and a second-priority interest in the ABL Collateral.  Availability under the ABL Facility will be subject to a borrowing base derived from the ABL Collateral.  The Financing, together with the Company’s cash on hand, will be sufficient to finance the aggregate Cash Consideration to Office Depot’s stockholders and associated fees and expenses and to refinance certain existing Company and Office Depot debt. Pursuant to the Merger Agreement, Office Depot has agreed to use reasonable best efforts to provide cooperation to the Company in connection with the Financing.  The Commitment Parties’ commitment to provide the Financing is subject to certain conditions, including consummation of the Merger in accordance with the Merger Agreement; a minimum excess availability threshold for the ABL Facility after giving effect to the Merger; the negotiation and execution of definitive documentation consistent with the Commitment Letter; delivery of certain audited, unaudited and pro forma financial statements; subject to certain limitations, the absence of a  material adverse effect on Office Depot; the accuracy of specified representations and warranties of Office Depot  in the Merger Agreement and specified representations and warranties of the Company to be set forth in the definitive loan documents; the repayment of certain outstanding debt of Office Depot; and other customary closing conditions.  The Financing would replace the Company’s existing revolving credit facility.

The foregoing description of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Commitment Letter, a copy of which is being filed as Exhibit 10.1 hereto and is incorporated herein by reference.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

The Company plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Office Depot plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about the Company, Office Depot, the transaction and related matters.  Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by the Company and Office Depot through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from the Company by contacting the Company’s Investor Relations Department at 800-468-7751 or from Office Depot by contacting Office Depot’s Investor Relations Department at 561-438-7878.

The Company and Office Depot, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.  Information regarding the Company’s directors and executive officers is contained in the Company’s proxy statement dated April 11, 2014, which is filed with the SEC.  Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s proxy statement dated March 24, 2014, which is filed with the SEC.  To the extent holdings of securities by such directors or executive officers have changed since the amounts printed in the 2014 proxy statements, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus to be filed by Office Depot in connection with the transaction.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between the Company and Office Depot, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about the Company or Office Depot managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including:  the ability to consummate the transaction; the risk that Office Depot’s stockholders do not approve the Merger; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; the risk that the financing required to fund the transaction is not obtained; the risk that the other conditions to the closing of the merger are not satisfied; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger; uncertainties as to the timing of the Merger; competitive responses to the proposed Merger; response by activist shareholders to the Merger; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the ability to successfully integrate the Company’s and Office Depot’s operations and employees; the ability to realize anticipated synergies and cost savings; unexpected costs, charges or expenses resulting from the Merger; litigation relating to the Merger; the outcome of pending or potential litigation or governmental investigations; the inability to retain key personnel; any changes in general economic and/or industry specific conditions; and the other factors described in the Company’s Annual Report on Form 10-K for the year ended February 1, 2014 and Office Depot’s Annual Report on Form 10-K for the year ended December 28, 2013 and their most recent Quarterly Reports on Form 10-Q each filed with the SEC.  The Company and Office Depot disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Item 9.01     Financial Statements and Exhibits

The exhibits listed on the Exhibit Index immediately preceding such exhibits are filed as part of this Current Report on Form 8-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 4, 2015	Staples, Inc.

	By:	/s/ Ronald L. Sargent
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger by and among Office Depot, Inc., Staples, Inc., and Staples AMS, Inc., dated as of February 4, 2015

10.1	Commitment Letter by and among Staples, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Bank PLC , dated as of February 4, 2015